SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the nine months ended December 31, 2006 reported by Kubota Corporation (Tuesday, February 6, 2007)

2.	Notice on the forecast of year-end dividend for the year ending March 31, 2007 (Tuesday, February 6, 2007)

3.	Notice of Change of Management (Friday, February 23, 2007)

4.	Notice on purchase of treasury stock through ToSTNeT-2 (Monday, February 26, 2007)

5.	Results of purchase of treasury stock through ToSTNeT-2 (Tuesday, February 27, 2007)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, FEBRUARY 6, 2007)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2006 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 6, 2007 — Kubota Corporation reported its consolidated results of operations for the nine months ended December 31, 2006 today.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations

	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Nine months ended Dec. 31, 2006		% (*)	Nine months ended Dec. 31, 2005	% (*)	Year ended Mar. 31, 2006
Net sales	¥811,714 [$6,821,126	]	9.6	¥740,509	11.6	¥1,051,040

Operating income	¥100,353 [$843,303	]	12.0	¥89,571	24.8	¥113,500

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥109,211 [$917,739	]	(3.7)	¥113,424	44.1	¥140,406

Net income	¥63,486 [$533,496	]	(2.7)	¥65,270	(4.8)	¥81,034

Net income per ADS (5 common shares)

Basic	¥245 [$2.06	]		¥250		¥311

Diluted	¥245 [$2.06	]		¥247		¥308

Notes 1 :	(*) represents percentage change from the corresponding period in the prior year.
Notes 2 :	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 29, 2006, of ¥119 =US$1, solely for convenience.

(2) Financial position

	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	Dec. 31, 2006		Dec. 31, 2005	Mar. 31, 2006
Total assets	¥1,510,569 [$12,693,857	]	¥1,354,982	¥1,405,402

Shareholders’ equity	¥642,429 [$5,398,563	]	¥584,720	¥606,484

Ratio of shareholders’ equity to total assets	42.5%		43.2%	43.2%

Shareholders’ equity per ADS	¥2,481 [$20.85	]	¥2,236	¥2,334

Note :	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 29, 2006, of ¥119=US$1, solely for convenience.

Kubota Corporation

and Subsidiaries

(3)	120 subsidiaries are consolidated, and 24 affiliated companies are accounted for under the equity method.

(4)	The number of newly consolidated companies during the period	: 3
	The number of companies newly excluded from consolidated subsidiaries during the period	: 5

	The number of newly affiliated companies during the period	: 0
	The number of companies newly excluded from affiliated companies during the period	: 1

(5)	Financial Outlook

Anticipated results of operations for the year ending March 31, 2007 are as follows. (These are unchanged from the forecasts announced on November 7, 2006.)

(Consolidation)

(In millions of yen)
Year ending Mar. 31, 2007
Net sales	¥1,110,000

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥133,000

Net income	¥78,000

Basic net income per ADS for the year ending March 31, 2007 is anticipated to be ¥301.

Kubota Corporation

and Subsidiaries

<Results of Operations>

During the nine months under review, net sales increased ¥71.2 billion (9.6%), to ¥811.7 billion from the corresponding period in the prior year. Overseas sales in Internal Combustion Engine and Machinery grew substantially, while the domestic sales slightly decreased from the corresponding period in the prior year.

Domestic sales decreased ¥1.0 billion (0.2%), to ¥418.6 billion from the corresponding period in the prior year. Although sales of engines and construction machinery increased, sales in Internal Combustion Engine and Machinery decreased due to downturn of sales in farm equipment. Sales in Pipes, Valves, and Industrial Castings decreased due to a decrease of sales in industrial castings, while Pipes and Valves remained at the same level as the corresponding period in the prior year. Sales in Environmental Engineering rose due to an increase of sales in Waste Engineering Division. Sales in “Other” segment increased on account of sales expansion of vending machine, though sales in construction business decreased.

Overseas sales increased ¥72.2 billion (22.5%), to ¥393.1 billion from the corresponding period in the prior year. In Internal Combustion Engine and Machinery, sales of tractors, farm machinery, engines and construction machinery increased. As for tractors, the Company recorded steady sales in North American and European markets. In addition, sales of tractor in Asia, especially in Thailand, increased substantially. For the reason of sales expansion of combine harvester in China, sales of farm machinery increased. Sales of engines increased due to favorable order from major client in the U.S. and Europe. With regard to construction machinery, the Company recorded increase of sales both in Europe and North America. In addition, sales in Pipes, Valves, and Industrial Castings increased largely for the reason that sales of ductile iron pipes and reformer tubes for petrochemical plants increased. Sales in Environmental Engineering decreased owing to a decrease in sales in pumps, while sales of submerged membrane system increased.

Operating income increased ¥10.8 billion (12.0%), to ¥100.4 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery increased largely due to an increase of sales in the overseas markets, and weaker yen exchange rates against U.S. dollar and the Euro compared with the corresponding period in the prior year. Operating income in Pipes, Valves and Industrial Castings increased owing to promoted cost reduction and an increase of overseas sales in ductile iron pipes and industrial castings. However, operating income in Environmental Engineering decreased due to an impairment loss on business assets and profit deterioration resulted from price declines.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥4.2 billion (3.7%), to ¥109.2 billion from the corresponding period in the prior year, mainly due to a decrease in other income by ¥15.0 billion resulted from an absence of the gain on nonmonetary exchange of securities of UFJ Holding Inc. (¥15.9 billion). Income taxes were ¥41.7 billion (38.2% of effective tax rate), and net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥4.0 billion. As a result, net income was ¥63.5 billion, decreased ¥1.8 billion (2.7%) from the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

<Financial Position>

(Comparison with the end of corresponding period in the prior year)

Total assets at the end of the period under review amounted to ¥1,510.6 billion, an increase of ¥155.6 billion from the end of corresponding period in the prior year. As for assets, business expansion in Internal Combustion Engine and Machinery caused increases in notes and accounts receivable, inventories and short- and long-term finance receivables. Property, plant, and equipment also increased resulting from an increase in investments to expand production capacity in Internal Combustion Engine and Machinery. As for liabilities, notes and accounts payable increased. Interest-bearing debt also increased affected by increases of short- and long-term finance receivables. Shareholders’ equity increased owing to recorded net income.

(Comparison with the end of the prior year)

Total assets increased ¥105.2 billion compared with those at the end of March 2006. As for assets, inventories and short- and long-term finance receivables increased. However, notes and accounts receivable decreased due to collection of receivables from public sector, which increase seasonally at the end of fiscal year. Investments also decreased on ground that unrealized gain of marketable securities decreased. As for liabilities, notes and accounts payable and interest-bearing debt increased, which is corresponding to increases of inventories and short- and long-term finance receivables. Although unrealized gains on securities in other comprehensive income decreased, total shareholders’ equity increased owing to recorded net income. The ratio of shareholders’ equity to total assets declined 0.7 percentage points, to 42.5%.

<Financial Outlook>

The forecasts of the results of operations for the year ending March 31, 2007, which were announced on November 7, 2006, are unchanged.

<Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

	(In millions of yen)
	Nine months ended Dec. 31, 2006		Nine months ended Dec. 31, 2005		Change		Year ended Mar. 31, 2006
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	811,714	100.0	740,509	100.0	71,205	9.6	1,051,040	100.0

Cost of sales	569,988	70.2	525,071	70.9	44,917	8.6	747,380	71.1

Selling, general, and administrative expenses	138,089	17.0	122,685	16.6	15,404	12.6	185,451	17.6

Loss from disposal and impairment of business and fixed assets	3,284	0.4	3,182	0.4	102	3.2	4,709	0.5

Operating income	100,353	12.4	89,571	12.1	10,782	12.0	113,500	10.8

Other income (expenses):

Interest and dividend income	16,271		10,486		5,785		14,355

Interest expense	(9,250)		(4,785)		(4,465)		(7,122)

Gain on sales of securities-net	1,180		2,082		(902)		4,703

Gain on nonmonetary exchange of securities	997		15,901		(14,904)		15,901

Foreign exchange gains (losses)	1,308		(615)		1,923		(1,952)

Other-net	(1,648)		784		(2,432)		1,021

Other income, net	8,858		23,853		(14,995)		26,906

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	109,211	13.5	113,424	15.3	(4,213)	(3.7)	140,406	13.4

Income taxes	41,676		45,531		(3,855)		56,067

Minority interests in earnings of subsidiaries	5,580		4,481		1,099		4,938

Equity in net income of affiliated companies	1,531		1,858		(327)		1,633

Net income	63,486	7.8	65,270	8.8	(1,784)	(2.7)	81,034	7.7

	(In yen)

Basic earnings per ADS (5 common shares):	245		250				311

Diluted earnings per ADS (5 common shares):	245		247				308

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets

	(In millions of yen)
	Dec. 31, 2006		Dec. 31, 2005		Change	Mar. 31, 2006
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	100,649		87,343		13,306	91,858
Notes and accounts receivable	301,945		279,407		22,538	310,717
Short-term finance receivables	95,851		59,988		35,863	79,116
Inventories	216,560		183,535		33,025	175,660
Other current assets	122,356		116,164		6,192	100,873

Total current assets	837,361	55.4	726,437	53.6	110,924	758,224	54.0
Investments and long-term finance receivables	386,967	25.6	362,522	26.8	24,445	374,283	26.6
Property, plant, and equipment	236,434	15.7	222,917	16.4	13,517	226,372	16.1
Other assets	49,807	3.3	43,106	3.2	6,701	46,523	3.3

Total	1,510,569	100.0	1,354,982	100.0	155,587	1,405,402	100.0

Liabilities and Shareholders’ Equity
	(In millions of yen)
	Dec. 31, 2006		Dec. 31, 2005		Change	Mar. 31, 2006
	Amount	%	Amount	%	Amount	Amount	%

Current liabilities:
Short-term borrowings	212,828		132,110		80,718	132,209
Notes and accounts payable	237,151		228,902		8,249	220,461
Other current liabilities	128,648		114,583		14,065	113,748
Current portion of long-term debt	51,773		27,658		24,115	50,020

Total current liabilities	630,400	41.7	503,253	37.1	127,147	516,438	36.7

Long-term liabilities:
Long-term debt	113,468		158,927		(45,459)	152,024
Accrued retirement and pension costs	46,702		55,984		(9,282)	53,633
Other long-term liabilities	42,753		23,684		19,069	47,925

Total long-term liabilities	202,923	13.5	238,595	17.6	(35,672)	253,582	18.0
Minority interests	34,817	2.3	28,414	2.1	6,403	28,898	2.1

Shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,150		93,150		—	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	372,328		322,741		49,587	323,116
Accumulated other comprehensive income	78,006		73,101		4,905	86,769
Treasury stock	(4,664)		(7,881)		3,217	(160)

Total shareholders’ equity	642,429	42.5	584,720	43.2	57,709	606,484	43.2

Total	1,510,569	100.0	1,354,982	100.0	155,587	1,405,402	100.0

Kubota Corporation

and Subsidiaries

Consolidated Segment Information by Industry Segment

(Unaudited)

Nine months ended Dec. 31, 2006

	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	565,613	142,872	37,384	65,845	811,714	—	811,714
Intersegment	12	483	218	12,392	13,105	(13,105)	—

Total	565,625	143,355	37,602	78,237	824,819	(13,105)	811,714

Cost of sales and operating expenses	470,599	125,404	43,198	73,684	712,885	(1,524)	711,361
Operating income (loss)	95,026	17,951	(5,596)	4,553	111,934	(11,581)	100,353

Nine months ended Dec. 31, 2005
	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	503,477	138,163	36,240	62,629	740,509	—	740,509
Intersegment	24	952	81	10,602	11,659	(11,659)	—

Total	503,501	139,115	36,321	73,231	752,168	(11,659)	740,509

Cost of sales and operating expenses	419,544	124,669	39,153	71,947	655,313	(4,375)	650,938
Operating income (loss)	83,957	14,446	(2,832)	1,284	96,855	(7,284)	89,571

Year ended Mar. 31, 2006
	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	658,776	189,708	110,479	92,077	1,051,040	—	1,051,040
Intersegment	40	2,184	209	15,176	17,609	(17,609)	—

Total	658,816	191,892	110,688	107,253	1,068,649	(17,609)	1,051,040

Cost of sales and operating expenses	555,687	172,637	106,475	105,073	939,872	(2,332)	937,540
Operating income	103,129	19,255	4,213	2,180	128,777	(15,277)	113,500

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 29, 2006, of ¥119 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	120 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd.
Kubota-C.I. Co., Ltd.
	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	24 affiliated companies are accounted for under the equity method.

Major affiliated companies :	Domestic	17 sales companies of farm equipment
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

(1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2)	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	The consolidated financial reports for the year ended March 31, 2006 and the nine months ended December 31, 2005 have been reclassified to conform to the presentation for the nine months ended December 31, 2006.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Industry Segment

(Unaudited)

	(In millions of yen)
	Nine months ended Dec. 31, 2006		Nine months ended Dec. 31, 2005		Change		Year ended Mar. 31, 2006
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	487,203	60.0	441,453	59.6	45,750	10.4	578,164	55.0

Domestic	176,766		182,255		(5,489)	(3.0)	240,722

Overseas	310,437		259,198		51,239	19.8	337,442
Construction Machinery	78,410	9.7	62,024	8.4	16,386	26.4	80,612	7.7

Domestic	22,128		19,592		2,536	12.9	26,559

Overseas	56,282		42,432		13,850	32.6	54,053
Internal Combustion Engine & Machinery	565,613	69.7	503,477	68.0	62,136	12.3	658,776	62.7

Domestic	198,894	24.5	201,847	27.3	(2,953)	(1.5)	267,281	25.4

Overseas	366,719	45.2	301,630	40.7	65,089	21.6	391,495	37.3

Pipes and Valves	114,052	14.0	108,539	14.7	5,513	5.1	150,559	14.3

Domestic	103,839		103,568		271	0.3	142,071

Overseas	10,213		4,971		5,242	105.5	8,488
Industrial Castings	28,820	3.6	29,624	4.0	(804)	(2.7)	39,149	3.7

Domestic	15,179		19,216		(4,037)	(21.0)	25,115

Overseas	13,641		10,408		3,233	31.1	14,034
Pipes, Valves & Industrial Castings	142,872	17.6	138,163	18.7	4,709	3.4	189,708	18.0

Domestic	119,018	14.7	122,784	16.6	(3,766)	(3.1)	167,186	15.9

Overseas	23,854	2.9	15,379	2.1	8,475	55.1	22,522	2.1

Environmental Engineering	37,384	4.6	36,240	4.9	1,144	3.2	110,479	10.5

Domestic	34,998	4.3	32,635	4.4	2,363	7.2	105,505	10.0

Overseas	2,386	0.3	3,605	0.5	(1,219)	(33.8)	4,974	0.5

Building Materials and Housing	11,701	1.4	10,669	1.4	1,032	9.7	13,512	1.3

Domestic	11,701		10,669		1,032	9.7	13,512
Other	54,144	6.7	51,960	7.0	2,184	4.2	78,565	7.5

Domestic	53,960		51,598		2,362	4.6	77,327

Overseas	184		362		(178)	(49.2)	1,238
Other	65,845	8.1	62,629	8.4	3,216	5.1	92,077	8.8

Domestic	65,661	8.1	62,267	8.4	3,394	5.5	90,839	8.7

Overseas	184	0.0	362	0.0	(178)	(49.2)	1,238	0.1

Total	811,714	100.0	740,509	100.0	71,205	9.6	1,051,040	100.0

Domestic	418,571	51.6	419,533	56.7	(962)	(0.2)	630,811	60.0

Overseas	393,143	48.4	320,976	43.3	72,167	22.5	420,229	40.0

February 6, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the forecast of year-end dividend for the year ending March 31, 2007

Please be advised that Kubota Corporation (hereinafter “the Company”) has forecast the year-end dividend per ADS (American Depositary Share) for the year ending March 31, 2007 as follows:

	(per ADS)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year ending March 31, 2007 (forecast)	¥25 (paid)	¥35	¥60
Comparable previous year ended March 31, 2006	¥20	¥30	¥50

The Company believes returning profit to shareholders is its important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

In order to advance these activities and considering the Company’s current business performance, the Company would propose ¥35 of the year-end dividend per ADS, an increase by ¥10 from interim dividend of ¥25.

Accordingly, the annual dividends for the year ended March 31, 2007 would be ¥60 per ADS, including the interim dividend of ¥25.

Note: Each American Depositary Share represents 5 shares of common stock.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

February 23, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on February 23, 2007 to change the titles of some members of the Board of Directors, and that the Board of Directors also resolved the Company would propose to appoint and retire some members of the Board of Directors and a member of the Board of Corporate Auditors at the ordinary general meeting of shareholders to be held in June 2007. Details are as follows;

1) Changes of the titles

Name	New title	Current title
Morimitsu Katayama	Managing Director	Director

Nobuyuki Toshikuni	Managing Director	Director

Hirokazu Nara	Managing Director	Director

Yoshihiro Fujio	Director	Executive Vice President

Yoshiharu Nishiguchi	Director	Managing Director

Nobuo Izawa	Director	Managing Director

Date of assuming office (scheduled)		April 1, 2007

2) Candidates for new members of the Board of Directors

Name	New title	Present post
Takashi Yoshii	Director	President of Kubota Manufacturing of America Corporation

Kohkichi Uji	Director	General Manager of Business Planning & Marketing Dept. of Ductile Iron Pipe Division and Executive Managing Director of Tops Water Co., Ltd.

Toshihiro Kubo	Director	General Manager of Planning Dept. of Ductile Iron Pipe Division

Kenshiro Ogawa	Director	General Manager of Engine Manufacturing Dept. and Rinkai Engine Manufacturing Dept. of Sakai Plant

Date of assuming office (scheduled)		June 2007

3) Candidates of a new member of the Board of Corporate Auditors

Name	New title	Current title
Yoshiharu Nishiguchi	Corporate Auditor	Managing Director

Date of assuming office (scheduled)	June 2007

4) Retirement of directors (Expiration of the term of office)

Name	New post after retirement	Current title
Yoshihiro Fujio	President of Kubota Matsushitadenko Exterior Works, Ltd.	Director

Yoshiharu Nishiguchi	Corporate Auditor of the Company	Director

Nobuo Izawa	President of Kubota-C.I. Co., Ltd.	Director

Tokuji Ohgi	Chairman of Kubota Air Conditioner, Ltd.	Director

Date of retirement (scheduled)	June 2007

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

February 26, 2007

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 165, Paragraph 2 of the Corporate Law.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on February 27, 2007 to be executed at today’s closing price of ¥1,275. (No change shall be made in trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased:	Shares of common stock of Kubota Corporation
(2) Number of shares to be purchased:	3,100,000 shares

(Notes)

1) No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.
2) The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on February 27, 2007.

(Reference)

Details of the resolution at the Board of Directors’ Meeting held on December 15, 2006.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation
Number of shares to be purchased:	Not exceeding 5 million shares (0.4% of the total numbers of shares issued)
Amount of shares to be purchased:	Not exceeding ¥5 billion
Term of validity:	From December 18, 2006 to March 22, 2007
Total number of shares purchased as of February 26, 2007:	0 shares
Total amount of shares purchased as of February 26, 2007:	¥0

< Cautionary Statements with Respect to Forward-Looking Statements >

        This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

February 27, 2007

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (February 26, 2007).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	3,100,000 shares

3. Price:	¥1,275 (Total amount of purchase: ¥3,952,500,000)

4. Date of purchase:	February 27, 2007 (Tuesday)

5. Method of purchase:	Purchase on the market at ToSTNeT-2 of the Tokyo Stock Exchange

(closing-price transaction)

(Reference)

1)	Details of resolution at the Board of Directors’ Meeting held on December 15, 2006.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 5 million shares (0.4% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥5 billion
	Term of validity:	From December 18, 2006 to March 22, 2007

2)	Total number of treasury stock and total amount of treasury stock purchased under the resolution made at the Board of Directors’ Meeting held on December 15, 2006.

	Total number of treasury stock purchased:	3,100,000 shares
	Total amount of treasury stock purchased:	¥3,952,500,000

3)	Total number of shares issued except treasury stock purchased under the resolution made at the Board of Directors’ Meeting held this fiscal year:	1,292,069,180 shares

	The number of treasury stock purchased under the resolution (as of February 27, 2007):	7,800,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: March 1, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department